INVEST IN **VIDEO NOTEBOOK**

# AI-powered note taking that supercharges online learning


AI business videos
AI is still in its **infancy** in terms of the realized commercial potential.
15:29
Why isn't AI widely adopted yet?
Aa
Despite the extensive discussions about AI over the past 15 years, its value remains primarily concentrated in consumer software and internet industries, with limited adoption outside of these sectors.
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videonotebook.com Menlo Park CA

## Featured Investors



**Eran Steinberg**

Syndicate Lead

Invested in Sen-Jam Pharmaceutical

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I believe Video Notebook will revolutionize eLearning and Meeting summaries.Investing in this company means tapping into the large eLearning meeting with an exciting, patent protected solution.

VideoNotebook provides a smart-solution to a problem we all suffer from: Being inundated with too much information we dont have time to digest.

When I saw the demo (and you all should try it as well), it did not take long for me to understand the value.How many meetings have you sat in, not remembering its content a week later?How many classes have you participating in, wishing it was distilled for you?Sure, there are companies (too many....) that offer transcriptions. But, would you really like to re-live a 2 hour lecture, re-reading its content? I definitely do not! VideoNotebook took a very different and substantially more practical approach. Providing a VISUAL SUMMARY. For me, that is one company I can invest in but also use every day!

**Invested $20,000 this round**

## Highlights

1. CEO/Founder Lanza founded & sold 2 startups - 1 to Cisco, 1 to a public company acquired by Intuit.

2. Video Notebook has over 100K active users.

3. We're gaining momentum - September 2023's user engagement is 45% greater than August's!

4. VN uses a patent-pending visual AI approach tailored for visual learners -> 65+% of all learners.

5. VN uses the ChatGPT API in combination with visual AI to deliver unique value.

6. VN's ELearning market opportunity is huge & fast-growing >$11 billion today.

7. CEO/Founder Lanza was CEO/Founder for 4 other software companies.

8. Lanza has an MBA and MA in Education from Stanford University.

## Our Founder



**Mike Lanza**  CEO & Founder

CEO & Founder of four previous software companies; sold two of these to public companies: Cisco & Intuit; inventor of 4 patents + Video Notebook's patent pending; 4 Stanford degrees (including MBA, MA Education)

## Pitch

### The Problem for Students

- Only **49%** of students **take notes** on online classes, even though doing so would aid their learning.[1]
- Students who take notes without technology help capture only **30% of important lecture points.**[2]

[1]"Note-taking habits of 21st Century college students..." *Memory*, February 2019, accessed on 9/25/2023.

[2]"How Classroom Teachers Can Help Students Learn Them How to Learn," *Theory into Practice*, Spring 2002, accessed on 9/25/2023.

### Our Solution

AI business videos

AI is still in its **infancy** in terms of the


realized commercial potential.
15:29
Why isn't AI widely adopted yet?
Customization (long tail) problem and low/no code tool
Aa
Despite the extensive discussions about AI over the past 15 years, its value remains primarily concentrated in consumer software and internet industries, with limited adoption outside of these sectors.
Add a note
• Take screenshots & notes (personal or AI) of:
• live meetings (e.g. Zoom, Google Meet)
• videos (e.g. Youtube)
• Click on timestamps to watch key parts of the video
• Organize and search screenshots & notes in one app


Dylan Kern - testimonial video
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DYLAN KERN
TESTIMONIAL
"INFINITELY MORE EFFICIENT"
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Quick Facts
Focused on the ELearning market
Freemium SAAS biz model - subscriptions soon
Totally self-funded
CEO in Silicon Valley, others in Poland, Ukraine & India


Users - Explosive Growth!
• >100K users of Chrome Extension
• Q3 vs. Q2 2023 (end of quarter):
• users up by 36%
• user engagement up by 75%

Management Team
Mike Lanza, Founder & CEO
• 4 Stanford degrees, including MBA & MA Ed
• Six-time software startup Founder & CEO
• Sold #3 & #4 for favorable exits
• Click.TV (#4) was inspiration for Video Notebook
Yelysei Lukin, Head of Engineering
• Full-stack software engineer w/10+ years of experience
• BS & MS in Computer Software Engineering
Xavier Tyzo, Head of Marketing
• Growing startups from US, EU & China for 5+ years
• Ambassador to Poland for one of the top social media apps
• Bachelor's from SGH, #1 Polish business school







Advisors
Eran Steinberg
• Imaging industry serial entrepreneur, angel investor
• Named inventor on over 300 patents
Michael Tarr
• Computer vision academic leader
• Professor, Cognitive Science at Carnegie-Mellon University
Julia Lee
• Engineering executive at Google, Facebook, Yahoo!
• Board member, advisor, app developer







# What is Video Notebook?



YouTube
Video Notebook's suite of apps enables visually-driven summarization of meetings and videos.
Video Notebook presentation
Video Notebook
Analytics
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Why "Visually-Driven?"



- **65%** (?) of people are **visual learners**
- **75%** of Video Notebook users in a day **take screenshots**, no text notes

# Total Addressable Market

## ELearning Students

| Region | Total students (millions) | Online learning students (millions) | Annual subscription price | Total Addressable Market ($millions) |
|---|---|---|---|---|
| College students, Europe & North America[1] | 49.35 | 39.48 | $120 | $4,740 |
| College students, rest of world[2] | 185.65 | 111.39 | $12 | $1,340 |
| Non-degree paying students of Udemy, Coursera, & U2[3] | 9.50 | 9.50 | $120 | $1,140 |
| High school students, Europe & North America[4] | 70.87 | 35.44 | $96 | $3,400 |
| High school students, rest of world[5] | 542.82 | 54.28 | $12 | $650 |
| Total | | | | $11,270 |

## Total Addressable Market = $11.27 billion

[1]"Unesco Higher Education Global Data Report, 2022," accessed on 9/25/2023.

[2]*Ibid.*

[3]"Nondegree providers face high costs, challenges...," 3/3/2023, accessed on 9/25/2023, plus 2022 corporate reports of Udemy, Coursera, and U2.

[4]"Secondary education, pupils," The World Bank, accessed on 9/25/2023.

[5]*Ibid.*

# Product Platform

**Consumption of a video or meeting over time** →

| **Preview** (videos only) | **View** | **Review** |
|---|---|---|
| **Web app** (public notes) | **Chrome Extension** or **Desktop app for Zoom** | **Web app** (personal notes) |



# AI Technology

- Visual AI
  - First feature: **slide capture**
  - Patent Pending
- Text-based AI
  - **ChatGPT API**-powered summaries of key transcript fragments

# Competition

| Company | Content integration | AI capabilities | Requires robot meeting participant | User Friendly Note Taking |
|---|---|---|---|---|
| **Video Notebook** | **Videos & Meetings** | **Slides & Text** | **never** | **yes** |
| Slid | Videos | Text | ----- | yes |
| Askify | Videos | Text | ----- | yes |
| NoteGPT | Videos | Text | ----- | yes |
| Otter | Meetings | Slides & Text | usually | no |
| Grain | Meetings | Text | always | yes |



# Primary Uses of Investment Funds

- **Software development (57.5%)**
  - subscription service
  - AI features
- **Customer acquisition (30%)**
  - ads
  - influencer marketing
- **Wefunder fundraising fees (7.5%)**
- **Legal fees (5%)**
  - corporate
  - patents

Schedule a demo!

We invite you to schedule a 20-minute product demo with the Video Notebook team, **using this link**. During this demo, Mike Lanza, our CEO, will guide you through our product's features, and he can also answer your questions.